UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Vicarious Surgical Inc.

(Name of Issuer)

Class A common stock, par value $0.0001 per share

(Title of Class of Securities)

92561V109

(CUSIP Number)

John Demeter

Khosla Ventures

2128 Sand Hill Road

Menlo Park, California 94025

(650) 376-8500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 17, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92561V109	13D

1	NAMES OF REPORTING PERSONS. Khosla Ventures Seed C, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 7,896,787 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 7,896,787 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,896,787 shares (see Attachment A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0% (see Attachment A)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 92561V109	13D

1	NAMES OF REPORTING PERSONS. Khosla Ventures Seed Associates C, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 7,896,787 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 7,896,787 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,896,787 shares (see Attachment A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0% (see Attachment A)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 92561V109	13D

1	NAMES OF REPORTING PERSONS. Khosla Ventures V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 13,059,335 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 13,059,335 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,059,335 shares (see Attachment A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.2% (see Attachment A)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 92561V109	13D

1	NAMES OF REPORTING PERSONS. Khosla Ventures Associates V, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 13,059,335 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 13,059,335 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,059,335 shares (see Attachment A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.2% (see Attachment A)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 92561V109	13D

1	NAMES OF REPORTING PERSONS. VK Services, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 20,956,122 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 20,956,122 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,956,122 shares (see Attachment A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.2% (see Attachment A)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 92561V109	13D

1	NAMES OF REPORTING PERSONS. Vinod Khosla
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 20,956,122 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 20,956,122 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,956,122 shares (see Attachment A)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.2% (see Attachment A)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Schedule 13D

Item 1.	Security and Issuer

This statement on Schedule 13D relates to the Reporting Persons’ (as defined in Item 2 below) beneficial ownership interest in the Class A common stock, par value $0.0001 per share (the “Class A common stock”), of Vicarious Surgical Inc., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 78 Fourth Avenue, Waltham, Massachusetts 02451. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.	Identity and Background.

(a)	This statement is filed by:

(i)	Khosla Ventures Seed C, L.P. (“KV Seed C”), with respect to the shares of Class A common stock directly and beneficially owned by it;

(ii)	Khosla Ventures Seed Associates C, LLC (“KVA Seed C”), with respect to the shares of Class A common stock directly and beneficially owned by it;

(iii)	Khosla Ventures V, L.P. (“KV V”), with respect to the shares of Class A common stock directly and beneficially owned by it;

(iv)	Khosla Ventures Associates V, LLC (“KVA V”), with respect to the shares of Class A common stock directly and beneficially owned by it;

(v)	VK Services, LLC (“VK Services”), with respect to the shares of Class A common stock directly and beneficially owned by it; and

(vi)	Vinod Khosla (“Khosla”), with respect to the shares of Class A common stock directly and beneficially owned by him.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Pursuant to the provisions of General Instruction C to Schedule 13D, information in Items 2 through 6 of this Schedule 13D is also provided with respect to Vinod Khosla, with respect to the shares of Class A common stock directly and beneficially owned by him.

Vinod Khosla is referred to as a “General Partner.”

(b)	The business address of each of the Reporting Persons and the General Partner is:

Khosla Ventures

2128 Sand Hill Road

Menlo Park, California 94025

(c)	The present principal business of each of the Reporting Persons and the General Partner is the venture capital investment business.

(d)	Neither the General Partner nor any of the Reporting Persons, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

Neither the General Partner nor any of the Reporting Persons, during the last five years, has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship.

KV Seed C	Delaware, United States of America
KVA Seed C	Delaware, United States of America
KV V	Delaware, United States of America
KVA V	Delaware, United States of America
VK Services	Delaware, United States of America
Khosla	United States of America

Additional information concerning the Reporting Persons is listed on Attachment A hereto and is incorporated by reference herein.

Item 3.	Source and Amount of Funds or Other Consideration.

From February 2016 through July 2020, the Reporting Persons acquired the following shares of stock of Legacy Vicarious (as defined below): (i) 2,394,192 shares of Series A Preferred Stock, (ii) 2,833,663 shares of Series A1 Preferred Stock, (iii) 720,375 shares of Series A2 Preferred Stock, and (iv) 304,302 shares of Series A3 Preferred Stock. On September 17, 2021, certain of the Reporting Persons acquired 333,334 shares of Class A common stock of the Issuer as part of a private investment in public equity (the “PIPE”) that occurred immediately prior to Closing (as defined below) of the Business Combination (as defined below). The Reporting Persons acquired such shares for an aggregate purchase price of approximately $15.8 million. All such shares were acquired with working capital.

The shares of Class A common stock reported herein as beneficially owned by the Reporting Persons were acquired in connection with a business combination (the “Business Combination”) contemplated by the Agreement and Plan of Merger, dated as of April 15, 2021, by and among by and among D8 Holdings Corp., a Delaware corporation that was previously a Cayman Islands exempted company (“D8”), Snowball Merger Sub, Inc., a Delaware corporation and a direct wholly-owned subsidiary of D8 (“Merger Sub”), Vicarious Surgical Inc., a Delaware corporation (“Legacy Vicarious”) and Adam Sachs, in his capacity as the stockholder representative. As a result of, and as the final step of, the Business Combination, on September 17, 2021 (the “Closing”), Merger Sub merged with and into Legacy Vicarious with Legacy Vicarious surviving the business combination as a wholly-owned subsidiary of D8. In connection with the Business Combination, D8 changed its name to “Vicarious Surgical Inc.” (the “Issuer”, as previously defined) and Legacy Vicarious changed its name to “Vicarious Surgical Operating Co.”

As a result of the Business Combination, the shares of preferred stock of Legacy Vicarious held by each of the Reporting Persons were exchanged for shares of Class A common stock of the Issuer. As a result of such conversion and taking into account the shares of Class A common stock acquired by the Reporting Persons in connection with the PIPE, the Reporting Persons own an aggregate of 20,956,122 shares of Class A common stock.

Item 4.	Purpose of Transaction.

The shares of Class A common stock reported herein were acquired solely for investment purposes. None of the Reporting Persons have any present plans or proposals that relate to or would result in any change in the business, policies, management, structure or capitalization of the Issuer. The Reporting Persons reserve the right to acquire, or dispose of, additional securities of the Issuer in the ordinary course of their business, to the extent deemed advisable in light of their general investment and trading policies, market conditions or other factors. The Reporting Persons may engage in discussions from time to time with other stockholders of the Issuer regarding the acquisition by the Reporting Persons or others of shares of the Issuer’s Class A common stock held by such stockholders.

The Reporting Persons may seek information from management and the Issuer’s Board of Directors, and may engage in further discussions with management, the Issuer’s Board of Directors, other stockholders of the Issuer and other relevant parties, concerning the business, operations, governance, management, strategy, capitalization and/or future plans of the Issuer, or in proposing one or more of the other actions described in subparagraphs (a) through (j) of this Item 4. In addition, the Reporting Persons may exercise their rights under the Registration Rights Agreement, as defined below.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of shares of Class A common stock reported beneficially owned by each person named herein is determined in accordance with the Securities and Exchange Commission (the “SEC”) rules and is based upon 98,832,452 shares of Class A common stock outstanding, which is the total number of shares of Class A common stock outstanding as reported in the Form 8-K filed with the SEC on September 23, 2021 in connection with the Issuer’s Business Combination. The applicable SEC rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include shares of Class A common stock issuable upon the conversion or exercise of other securities that are immediately convertible or exercisable, or are convertible or exercisable within 60 days of the filing of this Schedule.

A.	Khosla Ventures Seed C, L.P.

(a)

As of the date of this Schedule 13D, KV Seed C beneficially owned 7,896,787 shares of Class A common stock, representing a beneficial ownership of approximately 8.0% of the shares of Class A common stock.

(b)	1.	Sole power to vote or direct vote:	0
	2.	Shared power to vote or direct vote:	7,896,787
	3.	Sole power to dispose or direct the disposition:	0
	4.	Shared power to dispose or direct the disposition:	7,896,787

Please see Attachment A for additional information.

B.	Khosla Ventures Seed Associates C, LLC

(a)

As of the date of this Schedule 13D, KVA Seed C beneficially owned 7,896,787 shares of Class A common stock, representing a beneficial ownership of approximately 8.0% of the shares of Class A common stock.

(b)	1.	Sole power to vote or direct vote:	0
	2.	Shared power to vote or direct vote:	7,896,787
	3.	Sole power to dispose or direct the disposition:	0
	4.	Shared power to dispose or direct the disposition:	7,896,787

Please see Attachment A for additional information.

C.	Khosla Ventures V, L.P.

(a)

As of the date of this Schedule 13D, KV V beneficially owned 13,059,335 shares of Class A common stock, representing a beneficial ownership of approximately 13.2% of the shares of Class A common stock.

(b)	1.	Sole power to vote or direct vote:	0
	2.	Shared power to vote or direct vote:	13,059,335
	3.	Sole power to dispose or direct the disposition:	0
	4.	Shared power to dispose or direct the disposition:	13,059,335

Please see Attachment A for additional information.

D.	Khosla Ventures Associates V, LLC

(a)

As of the date of this Schedule 13D, KVA V beneficially owned 13,059,335 shares of Class A common stock, representing a beneficial ownership of approximately 13.2% of the shares of Class A common stock.

(b)	1.	Sole power to vote or direct vote:	0
	2.	Shared power to vote or direct vote:	13,059,335
	3.	Sole power to dispose or direct the disposition:	0
	4.	Shared power to dispose or direct the disposition:	13,059,335

Please see Attachment A for additional information.

E.	VK Services, LLC

(a)

As of the date of this Schedule 13D, VK Services beneficially owned 20,956,122 shares of Class A common stock, representing a beneficial ownership of approximately 21.2% of the shares of Class A common stock.

(b)	1.	Sole power to vote or direct vote:	0
	2.	Shared power to vote or direct vote:	20,956,122
	3.	Sole power to dispose or direct the disposition:	0
	4.	Shared power to dispose or direct the disposition:	20,956,122

Please see Attachment A for additional information.

F.	Vinod Khosla

(a)

As of the date of this Schedule 13D, Vinod Khosla beneficially owned 20,956,122 shares of Class A common stock, representing a beneficial ownership of approximately 21.2% of the shares of Class A common stock.

(b)	1.	Sole power to vote or direct vote:	0
	2.	Shared power to vote or direct vote:	20,956,122
	3.	Sole power to dispose or direct the disposition:	0
	4.	Shared power to dispose or direct the disposition:	20,956,122

Please see Attachment A for additional information.

With respect to each Reporting Person and General Partner:

(a)	The information set forth in Item 3 of this Schedule 13D is incorporated by reference into this Item 5(c).

(b)

No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Class A common stock beneficially owned by any of the Reporting Persons or the General Partner.

(c)	Not applicable.

Item 6.	Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

Amended and Restated Registration Rights Agreement

In connection with the Closing, on September 17, 2021, each of KV Seed C and KV V (the “KV Funds”) entered into an Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”) with D8, D8 Sponsor LLC, a Cayman Islands limited liability company (the “Sponsor”), certain affiliates of the Sponsor (the “Sponsor Group Holders”) and certain other investors of Legacy Vicarious (the “Vicarious Surgical Holders”), pursuant to which the KV Funds are entitled to registration rights with respect to their shares of Class A common stock. The Registration Rights

Agreement provides that the Issuer will, within 30 days following the Closing, file with the SEC a registration statement pursuant to Rule 415 of the Securities Act of 1933, as amended, and will use commercially reasonable efforts to cause the registration statement to be declared effective as soon as practicable after the filing thereof, but in no event later than 60 days following the filing deadline (or 90 days following the filing deadline if the registration statement is reviewed by and receives comments from the SEC).

At any time when there is an effective shelf registration statement, the KV funds may request to sell all or a portion of their registrable securities in an underwritten offering, provided that the holder(s) requesting to sell registrable securities reasonably expect any such sales to generate aggregate gross proceeds in excess of $50 million or reasonably expect to sell all of the registrable securities held by such holder(s), but in no event for aggregate gross proceeds of less than $10 million. Further, if the Issuer has no effective registration statement outstanding, the Issuer will be required, upon the written request of the holders of at least a majority-in-interest of the then-outstanding registrable securities held by the Sponsor Group Holders or the Vicarious Surgical Holders, as soon as practicable but not more than 45 days after receipt of such written request, to file a registration statement and to effect the registration of all or part of their registrable securities. The Registration Rights Agreement also grants the KV Funds “piggyback” registration rights, subject to certain exceptions.

The Registration Rights Agreement also includes customary indemnification provisions. Further, the Issuer will bear all fees, costs and expenses of underwritten registrations and the holders of registrable securities will bear all incremental selling expenses relating to such registrations, including underwriting discounts and selling commissions, brokerage fees, marketing costs and all reasonable fees and expenses of any legal counsel representing the holders.

The Registration Rights Agreement also provides for a lock-up on shares of Class A common stock held by the KV Funds such that the KV Funds may not transfer such shares for the period ending on the earlier of (a) 180 days after the Closing, subject to certain customary exceptions, and (b) subsequent to the Closing, if the last reported sale price of the Class A common equals or exceeds $12.00 per share for any 20 trading days within any 30 consecutive trading days after the Closing, provided that such 30 consecutive trading day shall have commenced no earlier than 90 days after the Closing.

Item 7.	Material to be Filed as Exhibits.

Exhibit Number	Exhibit Name

99.1	Agreement regarding joint filing Schedule 13D

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 27, 2021

KHOSLA VENTURES SEED C, L.P.

By:	Khosla Ventures Seed Associates C, LLC, a
Delaware limited liability company and general partner of Khosla Ventures Seed C, L.P.

By:	/s/ Vinod Khosla
Vinod Khosla, Managing Member

KHOSLA VENTURES SEED ASSOCIATES C, LLC

By:	/s/ Vinod Khosla
Vinod Khosla, Managing Member

KHOSLA VENTURES V, L.P.

By:	Khosla Ventures Associates V, LLC, a
Delaware limited liability company and general partner of Khosla Ventures V, L.P.

By:	/s/ Vinod Khosla
Vinod Khosla, Managing Member

KHOSLA VENTURES ASSOCIATES V, LLC

By:	/s/ Vinod Khosla
Vinod Khosla, Managing Member

VK SERVICES, LLC

By:	/s/ Vinod Khosla
Vinod Khosla, Manager

/s/ Vinod Khosla
Vinod Khosla

ATTACHMENT A

The general partner of KV Seed C is KVA Seed C. The general partner of KV V is KVA V. VK Services is the sole manager of KVA Seed C and KVA V. Mr. Khosla is the managing member of VK Services. Each of Mr. Khosla, VK Services and KVA Seed C possesses power to direct the voting and disposition of the shares owned by KVA Seed C, and each of KVA Seed C, VK Services and Khosla may be deemed to have indirect beneficial ownership of such shares. Each of Mr. Khosla, VK Services and KVA V possesses power to direct the voting and disposition of the shares owned by KV V, and each of Mr. Khosla, VK Services and KVA V may be deemed to have indirect beneficial ownership of such shares. KVA Seed C, KVA V, VK Services and Mr. Khosla hold no securities of the Issuer directly.

Each Reporting Person disclaims beneficial ownership of the shares described above except to the extent of his or its pecuniary interest therein.